UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On June 10, 2024, Oculis Holding AG (the “Registrant”) issued a press release announcing positive topline results from its Phase 2b RELIEF trial with licaminlimab, a novel anti-TNFα biologic eye drop with an established dual anti-inflammatory and anti-apoptotic mechanism of action in patients with dry eye disease (“DED”).

The Phase 2b RELIEF trial is a multi-center, randomized, double-masked, vehicle-controlled trial evaluating the efficacy and safety of licaminlimab in subjects with signs of DED. The trial also evaluated the efficacy and safety of licaminlimab in a subpopulation of subjects with a TNFR1-related genotype as prespecified in the protocol. One hundred and twenty-two (122) patients were randomized 1:1 to either licaminlimab (n=62) or vehicle (n=60) across 4 sites for a 6-week treatment period and a 2-week follow up. A total of 23 patients carried a specific TNFR1-related genotype. Patients were evaluated for efficacy endpoints at baseline, Day 15 and Day 43. The prespecified investigational efficacy measures in this trial included multiple signs of DED that are accepted by the Food and Drug Administration as efficacy endpoints.

The Phase 2b RELIEF trial showed positive effects on multiple signs of DED.

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For the full trial population (n=122), treatment effect favoring licaminlimab was observed in multiple sign endpoints, including: fluorescein staining in the total cornea, inferior corneal, central corneal and nasal conjunctival regions; and in the Schirmer’s test.

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For the subpopulation of patients with the TNFR1 genetic biomarker (n=23), treatment effect favoring licaminlimab was observed in multiple sign endpoints, including: fluorescein staining in the total cornea, inferior corneal, central corneal, nasal conjunctival, total conjunctival and total ocular surface regions; in the Schirmer’s test; and in conjunctival redness. Rapid and favorable treatment effect favoring licaminlimab on corneal inflammation was observed as early as Day 15 and was significant at Day 43, as measured by the difference in mean change from baseline versus vehicle for inferior corneal fluorescein staining score: -0.59 (CI: -1.165, -0.017). The treatment effect also increased over time.

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Licaminlimab was well tolerated. The incidence of ocular treatment-emergent adverse events (“TEAEs”) in the study eye was 11.5% in the licaminlimab group and 10.2% in the vehicle group. TEAEs in the fellow eye were similar to the study eye. All ocular TEAEs were mild and transient, and there were no serious ocular adverse events observed with licaminlimab in the study. Drop comfort was also evaluated and was similar to artificial tears.

The Registrant is planning to conduct an end-of-Phase 2 meeting with the FDA to discuss the registrational path for licaminlimab in DED and finalize the Phase 3 development plan.

The press release is attached hereto as Exhibit 99.1.

Corporate Presentation

The Registrant also updated its corporate presentation for use in meetings with investors, analysts and others. The presentation is attached hereto as Exhibit 99.2. The Company undertakes no obligation to update, supplement or amend the presentation.

The information contained in this Form 6-K, excluding Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-271938) and the Registration Statements on Form F-3, as amended (File Nos. 333-278409 and 333-271063).

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 10, 2024

99.2	Presentation dated June 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: June 10, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer